January 6, 2025

John S. Yu, M.D.
Chief Executive Officer
Kairos Pharma, Ltd.
2355 Westwood Blvd., #139
Los Angeles CA 90064

       Re: Kairos Pharma, Ltd.
           Draft Registration Statement on Form S-1
           Submitted January 3, 2025
           CIK No. 0001962011
Dear John S. Yu M.D.:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tim Buchmiller at 202-551-3635 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:   Megan J. Penick, Esq.